-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     FORM 12b-25 NOTIFICATION OF LATE FILING

(MARK ONE)

 / /  FORM 10-K
 / /  FORM 20-F
 / /  FORM 11-K
 /X/  FORM 10-Q
 / /  FORM N-SAR

                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1998

 / /  TRANSITION REPORT ON FROM 10-K
 / /  TRANSITION REPORT ON FROM 20-F
 / /  TRANSITION REPORT ON FROM 11-K
 / /  TRANSITION REPORT ON FROM 10-Q
 / /  TRANSITION REPORT ON FROM N-SAR

                FOR THE TRANSITION PERIOD FROM ______ TO _______

                         COMMISSION FILE NUMBER 1-10418

                              UNITED MEDICORP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                             75-2217002
      (STATE OR OTHER JURISDICTION OF              (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)              IDENTIFICATION NO.)

      10210 NORTH CENTRAL EXPRESSWAY
                 SUITE 400
               DALLAS, TEXAS                             75231
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (214) 691-2140

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed: (Check box if appropriate) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,/ / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof /X/ will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to the timing of the acquisition of Allied Health Options, Inc. ("AHO") on August 7, 1998, the delay in the audit of AHO's financial statements for the two years ended December 31, 1997, and due to the difficulty of the consolidation process related to this business combination, additional time is required to file Form 10-Q for the quarterly period ended September 30, 1998.

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       R. Kenyon Culver                (214) 360-44469
            (Name)                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). / / Yes /X/ No

     Financial Statements were not filed with the Form 8-K filed on August 21, 1998 as it was impractical to provide the required financial information at the time of filing. As disclosed in the Form 8-K filed on August 21, 1998, it was management's intent to file audited financial information and to provide pro forma financial information by amendment to the Form 8-K no later than October 19, 1998. To date, this financial information has not been filed due to unanticipated delays in the audit primarily as the result of incomplete accounting records with respect to certain transactions. The audit remains ongoing; however, at this time, management cannot estimate when audited financial information and pro forma information will be filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Information for United Medicorp, Inc. ("UMC") and AHO is as follows:

UMC AND AHO FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998, AND FOR THE TWO MONTHS ENDED SEPTEMBER 30, 1998, RESPECTIVELY:

                                                                                    Adjustments/    Consolidated
                                                          UMC             AHO       Eliminations        UMC
                                                     -------------   -------------  -------------  -------------
        External revenue..........................   $     970,492   $     403,823  $          --  $   1,374,315
        Operating expenses........................         967,879         339,901             --      1,307,780
        Medicare Home Office costs allocation              (50,000)         50,000             --             --
        Bad debts.................................              --          92,164             --         92,164
        Depreciation and amortization                       22,604           1,396         18,659         42,659
        Interest expense..........................           3,210           7,600             --         10,810
        Interest (income).........................          (4,177)             --             --         (4,177)
                                                     -------------   -------------  -------------  -------------
        Net income (loss).........................   $      30,976   $     (87,238) $     (18,659) $     (74,921)
                                                     -------------   -------------  -------------  -------------
                                                     -------------   -------------  -------------  -------------

    UMC AND AHO FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998, AND FOR THE TWO MONTHS ENDED SEPTEMBER 30, 1998, RESPECTIVELY:

                                                                                    Adjustments/    Consolidated
                                                          UMC             AHO       Eliminations        UMC
                                                     -------------   -------------  -------------  --------------
        External revenue..........................   $   3,359,351   $     403,823  $          --  $   3,763,174
        Operating expenses........................       3,015,039         339,901             --      3,354,940
        Medicare Home Office costs allocation.....         (50,000)         50,000             --             --
        Bad debts.................................          26,914          92,164             --        119,078
        Depreciation and amortization.............          65,733           1,396         18,659         85,788
        Interest expense..........................           8,229           7,600             --         15,829
        Interest (income).........................          (5,921)             --             --         (5,921)
                                                     -------------   -------------  -------------  --------------
        Net income (loss).........................   $     299,357   $     (87,238) $     (18,659) $     193,460
                                                     -------------   -------------  -------------  --------------
                                                     -------------   -------------  -------------  --------------

        UMC AND AHO AT SEPTEMBER 30, 1998:

                                                                                    Adjustments/    Consolidated
                                                          UMC             AHO       Eliminations        UMC
                                                     -------------   -------------  -------------   ------------
        Assets:

             Cash.................................   $     215,394   $      65,860  $         --   $     281,254
             Accounts receivable, net.............         381,129         273,782            --         654,911
             Intangible assets, net...............              --              --     1,109,877       1,109,877
             Other assets.........................         686,663          31,966      (348,992)        369,637
                                                     -------------   -------------  -------------   ------------
        Total Assets..............................   $   1,283,186   $     371,608  $    760,885   $   2,415,679
                                                     -------------   -------------  -------------   ------------
                                                     -------------   -------------  -------------   ------------
        Liabilities:
             Current installments on
                  long-term debt..................   $      66,777   $     244,591  $         --   $     311,368
             Long-term debt, excluding
                 current portion..................          52,707         190,955            --         243,662
             Accrued Medicare settlement                        --         540,094            --         540,094
             Other liabilities....................         466,919         621,800      (348,992)        739,727
                                                     -------------   -------------  -------------   ------------
        Total liabilities.........................   $     586,403   $   1,597,440  $   (348,992)  $   1,834,851
                                                     -------------   -------------  -------------   ------------
                                                     -------------   -------------  -------------   ------------

        Stockholders' Equity:.....................   $     696,783   $  (1,225,832) $  1,109,877   $     580,828

        UMC AND AHO AT DECEMBER 31, 1997:


                                                                                    Adjustments/    Consolidated
                                                          UMC             AHO       Eliminations        UMC
                                                     -------------   -------------  -------------  -------------
        Assets:
             Cash.................................   $     275,948   $          --  $         --   $     275,948
             Accounts receivable, net.............         430,069              --            --         430,069
             Intangible assets, net...............              --              --            --              --
             Other assets.........................         378,544              --            --         378,544
                                                     -------------   -------------  -------------  -------------
        Total Assets..............................   $   1,084,561   $          --  $         --   $   1,084,561
                                                     -------------   -------------  -------------   ------------
                                                     -------------   -------------  -------------   ------------
        Liabilities:
             Current installments on
                  long-term debt..................   $      53,171   $          --  $         --   $      53,171
             Long-term debt, excluding
                 current portion..................          84,368              --            --          84,368
             Accrued Medicare settlement                        --              --            --              --
             Other liabilities....................         499,591              --            --         499,591
                                                     -------------   -------------  -------------  -------------
        Total liabilities.........................   $     637,130   $          --  $         --   $     637,130
                                                     -------------   -------------  -------------   ------------
                                                     -------------   -------------  -------------   ------------

        Stockholders' Equity:.....................   $     447,431   $          --  $         --   $     447,431

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              UNITED MEDICORP, INC.

                                  (REGISTRANT)

By:  /s/ R. Kenyon Culver                              Date: November  16, 1998
    --------------------------------------------             ------------------
     R. Kenyon Culver
     Vice President and Chief Financial Officer
          (Principal Accounting Officer)